Exhibit 99.1

Kenon Schedules Full Year 2017 Results Release For Monday, April 2, 2018

- Conference Call Scheduled for April 10, 2018 at 9:00 am Eastern Time -

Singapore, March 30, 2018. Kenon Holdings Ltd. (NYSE: KEN, TASE: KEN) (“Kenon”) announced today that it will be releasing its full year 2017 results on Monday, April 2, 2018.

Kenon will also host a conference call on Tuesday, April 10, 2018, starting at 9:00 am Eastern Time (6:00 am Pacific Time, 2:00 pm UK Time, 4:00 pm Israel Time, 9:00 pm Singapore Time). Kenon’s and OPC’s managements will host the call and will be available to answer questions after presenting the results.

Conference call dial-in information will be provided at a later date.

For those unable to participate, the teleconference will be available for replay on Kenon’s website at http://www.kenon-holdings.com/ beginning 24 hours after the call.

Contact Info

Kenon Holdings Ltd.

Jonathan Fisch Director, Investor Relations jonathanf@kenon-holdings.com Tel: +1 917 891 9855

External Investor Relations Ehud Helft / Kenny Green GK Investor Relations kenon@gkir.com Tel: +1 646 201 9246